CONTACT:
MEDIA: Janet Ko
(905) 267-4226 janet.ko@mdsinc.com

INVESTORS: Peter Dans
 (905) 267-4230 peter.dans@mdsinc.com

For Immediate Release:

MDS Inc. Announces Shareholder Approval
of Sale of MDS Analytical Technologies

TORONTO, CANADA, October 20, 2009 – MDS Inc. (TSX: MDS; NYSE: MDZ), a leading provider of products and services to the global life sciences markets, today announced that Company shareholders have approved the sale of its MDS Analytical Technologies business, a leading global supplier of drug discovery and life sciences research tools, to Danaher Corporation (NYSE: DHR) for $650 million in cash.

A Special Meeting of Shareholders was held on October 20, 2009, and in excess of 99 % of the Common Shares voted were in favour of the sale to Danaher.

“The MDS Board of Directors is pleased that shareholders have overwhelmingly to support the divestiture of the MDS Analytical Technologies business,” said James S. A. MacDonald, Chairman of the MDS Inc.’s Board of Directors. “Subject to the completion of sale of MDS Analytical Technologies, the Company currently intends to return approximately $400 million to $450 million of sale proceeds to shareholders by way of a share buyback through a Substantial Issuer Bid.”

The completion of the proposed sale of MDS Analytical Technologies, which was originally announced on September 2, 2009, remains subject to receipt of regulatory approvals and customary closing conditions.

“We continue to believe that the repositioning of MDS will unlock the value of our business in the near-term and provide greater opportunities for each business going forward,” said Stephen P. DeFalco, President and Chief Executive Officer, MDS Inc.  “Shareholder approval of the sale of MDS Analytical Technologies marks another important milestone in our repositioning strategy.”

MDS Inc. Strategic Repositioning
In addition to the sale of MDS Analytical Technologies, the Company also announced on September 2, 2009, that it intends to sell its MDS Pharma Services business, a leading provider of innovative drug discovery and early-stage development solutions for pharmaceutical and biotechnology companies.  Upon completion of these transactions, the Company will be focused solely on its MDS Nordion business, which is a leading provider of medical isotopes for molecular and diagnostic imaging, radiotherapeutics and sterilization technologies.  Additional background materials pertaining to the new strategic direction for MDS Inc. can be found on MDS Inc.’s Website at http://www.mdsinc.com/strategic_repositioning_of_mds/index.asp.

There can be no assurance that MDS will complete a transaction involving MDS Pharma Services.  If MDS determines that there is not an acceptable transaction, it intends to retain and invest in building the business.

About MDS
MDS Inc. (TSX: MDS; NYSE: MDZ) is a global life sciences company that provides market-leading products and services that our customers need for the development of drugs and diagnosis and treatment of disease. We are a leading global provider of pharmaceutical contract research, medical isotopes for molecular imaging, radiotherapeutics, and analytical instruments. MDS has more than 4,200 highly skilled people in 13 countries. Find out more at www.mdsinc.com or by calling 1-888-MDS-7222, 24 hours a day.

Caution Concerning Forward-Looking Statements
This document contains forward-looking statements. Some forward-looking statements may be identified by words like “believes”, “expects”, “anticipates”, “plans”, “intends”, “indicates” or similar expressions. The statements are not a guarantee of future performance and are inherently subject to risks and uncertainties. MDS’s actual results could differ materially from those expressed in the forward-looking statements due to these risks and a number of other factors, including, but not limited to, successful completion of the aforementioned divestiture, successful implementation of structural changes, including restructuring plans and acquisitions, technical or manufacturing or distribution issues, the competitive environment for MDS’s products and services, the degree of market penetration of its products and services, the ability to secure a reliable supply of raw materials, the impact of our clients’ exercising rights to delay or cancel certain contracts, the strength of the global economy, the stability of global equity markets, the availability and cost of financing, the impact of the movement of the U.S. dollar relative to other currencies, particularly the Canadian dollar and the euro, uncertainties associated with critical accounting assumptions and estimates, and other factors set forth in reports and other documents filed by MDS with Canadian and U.S. securities regulatory authorities from time to time, including MDS’s quarterly and annual MD&A, Annual Information Form, and Annual Report on Form 40-F for the fiscal year ended October 31, 2008 filed with the U.S. Securities & Exchange Commission.

SOURCE: MDS